SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):—

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):—

CONTENTS

On October 4, 2021, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Announces Collaboration Agreement with Publicly Traded Lesico for the Production of Floaters for the EWP EDF One Project in Israel”, a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

Exhibit No.
99.1	Press release dated October 4, 2021 titled “Eco Wave Power Announces Collaboration Agreement with Publicly Traded Lesico for the Production of Floaters for the EWP EDF One Project in Israel.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ INNA BRAVERMAN
Inna Braverman
Chief Executive Officer

Date: October 4, 2021